NCM CAPITAL INVESTMENT TRUST

June 24, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	NCM Capital Investment Trust (the “Trust”), on behalf of its series portfolio, NCM Capital Mid-Cap Growth Fund (the “Fund”)
File Nos. 333-140534; 811-22015
Response to Comments on Post-Effective Amendment No. 3 on Form N-1A

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust's responses to oral comments provided by Ms. Patsy Mengiste of the staff of the Securities and Exchange Commission (the “Commission”) on June 10, 2010 in connection with Post-Effective Amendment No. 3 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on April 29, 2010.  The following are the comments provided by the Commission staff and the Trust’s response to each:

PROSPECTUS

1.
Comment:  Revise the disclosure under the heading “Principal Investment Strategy” in the “Fund Summary” section of the prospectus to better support that the Fund’s principal investment strategy is a “growth” rather than a “value” strategy.

Response: The “Principal Investment Strategy” in the “Fund Summary” section of the prospectus has been revised to clarify that the Fund’s principal investment strategy is a “growth” strategy and now reads as:

“The Fund pursues its investment objective by investing primarily in equity securities of medium-capitalization (“mid-cap”) U.S. companies whose revenue and/or earnings the Advisor expects to grow faster than those of the average mid-cap company.  The Fund considers a mid-cap company to be one that has market capitalization, measured at the time the Fund purchases the security, within the range of $1 billion to $12 billion.  The Fund’s investments in mid-cap companies will be primarily in equity securities of such companies, such as common and preferred stock and securities convertible into common stock.  The Fund intends to invest in a diversified group of mid-cap companies.  Under normal market conditions, the Fund will invest at least 80% of the value of its net assets in equity securities of mid-cap companies.  The 80% investment policy may be changed by the Board of Trustees of the

Trust (the “Trustees”) without shareholder approval upon at least 60 days’ prior written notice to shareholders.

In selecting portfolio securities, the Advisor uses quantitative screens and proprietary models to produce a potential universe of over 800 companies.  Through fundamental research, the Advisor then selects from that universe companies whose current share price is relatively undervalued as to the Advisor’s estimated true value of such companies and which the Advisor believes have the best prospects for future growth.”  [Added text in italics]

2.
Comment:  Move the last paragraph under the heading “Principal Investment Strategy” in the “Fund Summary” section of the prospectus to the “Other Information About the Fund’s Investment Objective, Investment Strategies and Risks” section of the prospectus.

Response:  The relevant paragraph has been moved to the “Other Information About the Fund’s Investment Objective, Investment Strategies and Risks” section of the prospectus.

3.	Comment: The following disclosure, included under the heading “Principal Risks of Investing in the Fund - Manager Risk” in the “Fund Summary” section of the prospectus should be deleted:

"While the Advisor has no previous experience as an investment advisor to mutual funds prior to the Fund’s inception, an affiliate of the Advisor, NCM Capital Management Group, Inc., founded in 1986 by the Fund’s portfolio manager, Maceo K. Sloan, served as investment sub-advisor to various other mutual funds from 1994 to 2002.  The portfolio manager’s experience is discussed in the section of this Prospectus entitled 'Management of the Fund – Investment Advisor'."

Response:  The section titled “Manager Risk”, including the disclosure noted above, has been deleted and replaced with the following under the heading “Principal Risks of Investing in the Fund” in the “Fund Summary” section of the prospectus:

"Investment Style and Management Risk.  The Advisor’s method of security selection may not be successful and the Fund may underperform relative to other mutual funds that employ similar investment strategies. The Fund’s growth style may go out of favor with investors, negatively impacting performance.  In addition, the Advisor may select investments that fail to appreciate as anticipated.”

4.
Comment:  Revise the disclosures under “Investment Advisor” and “Portfolio Manager” in the “Fund Summary - Management of the Fund” section of the prospectus to be more concise.  This disclosure should consist of the name of the adviser and the portfolio manager’s name, title and length of service only.

Response: The requested changes have been made.

5.
Comment:  In the “Other Information About the Fund’s Investment Objective, Investment Strategies and Risks” section of the prospectus, it is disclosed that “the Fund may, for hedging purposes or otherwise, invest selectively up to 15% of its net assets in financial futures, illiquid securities, or a combination thereof as deemed appropriate by the Advisor.”  Is this a principal strategy?  If so, it should be moved to the “Principal Investment Strategy” section of the Fund Summary.  If this investment policy is not principal, then consider lowering the limit on investments in such instruments or stating that the Fund has no current intention to invest in these types of securities within the next year.

Response:   Investing in financial futures and illiquid securities is not a principal strategy of the Fund and the relevant disclosure has therefore been deleted from the prospectus.  The Fund will continue to maintain disclosure regarding investing in such instruments in its Statement of Additional Information.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary

CC:	Patsy W. Mengiste
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop S-5
Washington, DC 20549

Michael L. Lawrence
NCM Capital Advisers, Inc.
2634 Durham-Chapel Hill Boulevard, Suite 206
Durham, NC 27707

Thomas W. Steed, III
Kilpatrick Stockton, LLP
3737 Glenwood Avenue, Suite 400
Raleigh, NC 27612